Filed Pursuant to Rule 433

Registration No. 333-187350

Final Term Sheet

June 4, 2014

€2,100,000,000

AT&T Inc.

€1,600,000,000 2.400% GLOBAL NOTES DUE 2024

€500,000,000 3.375% GLOBAL NOTES DUE 2034

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	2.400% Global Notes due 2024 (the “2024 Notes”) and 3.375% Global Notes due 2034 (the “2034 Notes” and, together with the 2024 Notes, the “Notes”)

TRADE DATE:	June 4, 2014

SETTLEMENT DATE:	June 11, 2014 (T+5)

MATURITY DATE:	March 15, 2024 for the 2024 Notes March 15, 2034 for the 2034 Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	2024 Notes: €1,600,000,000 2034 Notes: €500,000,000

REFERENCE EUR MIDSWAP:	2024 Notes: Interpolated March 15, 2024 Mid-Swaps 2034 Notes: Interpolated March 15, 2034 Mid-Swaps

REFERENCE EUR MIDSWAP RATE:	2024 Notes: 1.579% 2034 Notes: 2.234%

REOFFER SPREAD TO EUR MIDSWAP:	2024 Notes: 83 bps 2034 Notes: 115 bps

REFERENCE GOVERNMENT SECURITY:	2024 Notes: DBR 1.750% due February 2024 2034 Notes: DBR 4.750% due July 2034

REFERENCE GOVERNMENT PRICE/RATE:	2024 Notes: 103.31% / 1.383% 2034 Notes: 140.95% / 2.203%

REOFFER SPREAD TO GOVERNMENT SECURITY:	2024 Notes: 102.6 bps 2034 Notes: 118.1 bps

PRICE TO PUBLIC (ISSUE PRICE):	2024 Notes: 99.928% 2034 Notes: 99.882%

REOFFER YIELD:	2024 Notes: 2.409% 2034 Notes: 3.384%

FEES:	2024 Notes: 35 bps 2034 Notes: 50 bps

ALL-IN YIELD:	2024 Notes: 2.450% 2034 Notes: 3.419%

PRICE TO AT&T:	2024 Notes: 99.578% 2034 Notes: 99.382%

NET PROCEEDS:	2024 Notes: €1,593,248,000 2034 Notes: €496,910,000

USE OF PROCEEDS:	General corporate purposes, including repayment of BellSouth Corporation’s 5.20% Notes due September 15, 2014, AT&T’s 0.875% Global Notes due February 13, 2015, AT&T’s 5.625% Global Notes due June 15, 2016, BellSouth Corporation’s 5.20% Notes due December 15, 2016 and $750,000,000 in principal amount of AT&T’s 2.500% Global Notes due August 15, 2015.

UNDERWRITERS’ REIMBURSEMENT OF AT&T INC.’S EXPENSES:	Underwriters to reimburse $1,200,000 of AT&T’s expenses.

INTEREST RATE:	2024 Notes: 2.400% per annum 2034 Notes: 3.375% per annum

INTEREST PAYMENT DATE:	2024 Notes: Annually on March 15, commencing on March 15, 2015 (short first coupon) 2034 Notes: Annually on March 15, commencing on March 15, 2015 (short first coupon)

DENOMINATIONS:	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

OPTIONAL REDEMPTION:

2024 Notes: At any time prior to December 15, 2023, in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on an annual basis (ACTUAL/ACTUAL (ICMA)), at a rate equal to the sum of the Treasury Rate plus 15 basis points for the 2024 Notes. At any time on or after December 15, 2023, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed.

2034 Notes: At any time prior to December 15, 2033, in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the 2034 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on an annual basis (ACTUAL/ACTUAL (ICMA)), at a rate equal to the sum of the Treasury Rate plus 20 basis points for the 2034 Notes. At any time on or after December 15, 2033, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2034 Notes to be redeemed.

TAX GROSS UP:	Comparable to prior AT&T transactions. See Annex I.

TAX CALL:	Comparable to prior AT&T transactions. See Annex I.

ISIN:	2024 Notes: XS1076018131 2034 Notes: XS1076018305

CUSIP:	2024 Notes: U04644 AL1 2034 Notes: U04644 AM9

COMMON CODE:	2024 Notes: 107601813 2034 Notes: 107601830

LISTING:	AT&T intends to apply to list the Notes on the New York Stock Exchange.

FORM/CLEARING SYSTEMS:	Registered form only (not bearer). There will be a Global Note deposited with a common depositary for Euroclear and Clearstream.

STABILIZATION:	FCA

DAY COUNT FRACTION:	ACTUAL/ACTUAL (ICMA), following, unadjusted

RATINGS:	Moody’s: A3 (*-), S&P: A- (Stable), Fitch: A (*-)

JOINT BOOKRUNNERS:	Barclays Bank PLC BNP Paribas Credit Suisse Securities (Europe) Limited UBS Limited

REFERENCE DOCUMENT:	Prospectus Supplement, dated June 4, 2014; Prospectus, dated March 18, 2013.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BARCLAYS BANK PLC AT 1-888-603-5847 (toll free), BNP PARIBAS AT 1-

800-854-5674, CREDIT SUISSE SECURITIES (EUROPE) LIMITED AT 020-7888-4021 OR UBS LIMITED AT 1-877-827-6444 ext. 561-3884.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.

ANNEX I

Redemption for Taxation Reasons

If (a) as a result of any change in, or amendment to, the laws or regulations of a Relevant Jurisdiction (as defined below under “Interpretation”), or any change in the official interpretation of the laws or regulations of a Relevant Jurisdiction, which change or amendment becomes effective after the date of this prospectus, on the next Interest Payment Date AT&T would be required to pay additional amounts as provided or referred to below under “Payment Without Withholding” and (b) the requirement cannot be avoided by AT&T taking reasonable measures available to it, AT&T may at its option, having given not less than 30 nor more than 60 days’ notice to the holders of Notes (which notice shall be irrevocable), redeem all, but not a portion of, the Notes at any time at their principal amount together with interest accrued to, but excluding, the date of redemption provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which AT&T would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption pursuant to this paragraph, AT&T shall deliver to the trustee a certificate signed by two Executive Officers of AT&T stating that the requirement referred to in (a) above will apply on the next Interest Payment Date and setting forth a statement of facts showing that the conditions precedent to the right of AT&T so to redeem have occurred cannot be avoided by AT&T taking reasonable measures available to it and an opinion of independent legal advisers of recognized international standing to the effect that AT&T has or will become obliged to pay such additional amounts as a result of the change or amendment, in each case to be held by the trustee and made available for viewing at the offices of the trustee on request by any holder of Notes.

Payment Without Withholding

All payments in respect of the Notes by or on behalf of AT&T shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”) imposed, collected, withheld, assessed or levied by or on behalf of the Relevant Jurisdiction, unless the withholding or deduction of the Taxes is required by law. In that event, AT&T will pay such additional amounts to a holder who is a United States Alien (as defined below) as may be necessary in order that the net amounts received by the holder after the withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Notes in the absence of the withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any Note:

(a) where such withholding or deduction would not have been so imposed but for:

(i) in the case of payment by AT&T, the existence of any present or former connection between the holder of the Note (or between a fiduciary, settlor, shareholder, beneficiary or member of the holder of the Note, if such holder is an estate, a trust, a corporation or a partnership) and the United States, including, without limitation, such holder (or such fiduciary, settlor, shareholder, beneficiary or member) being or having been a citizen or resident or treated as a resident thereof, or being or having been engaged in trade or business or presence therein, or having or having had a permanent establishment therein;

(ii) in the case of payment by AT&T, the present or former status of the holder of the Note as a personal holding company, a foreign personal holding company, a passive foreign investment company, or a controlled foreign corporation for United States federal income tax purposes or a corporation which accumulates earnings to avoid United States federal income tax;

(iii) in the case of payment by AT&T, the past or present or future status of the holder of the Note as the actual or constructive owner of 10% or more of either the total combined voting power of all classes of stock of AT&T entitled to vote if AT&T was treated as a corporation, or the capital or profits interest in AT&T, if AT&T is treated as a partnership for United States federal income tax purposes or as a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended; or

(iv) the failure by the holder of the Note to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the United States (in the case of payment by AT&T) of such holder, if compliance is required by statute or by regulation as a precondition to exemption from such withholding or deduction;

(b) in the case of payment by AT&T to any United States Alien, if such person is a fiduciary or partnership or other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the bearer of such Note. As used herein, “United States Alien” means any person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust;

(c) to the extent that the withholding or deduction is as a result of the imposition of any gift, inheritance, estate, sales, transfer, personal property or any similar tax, assessment or other governmental charge;

(d) to, or to a third party on behalf of, a holder who is liable for the Taxes in respect of the Notes by reason of his having any or some present or former connection, including but not limited to fiscal residency, fiscal deemed residency and substantial interest shareholdings, with the Relevant Jurisdiction, other than the mere holding of the Notes;

(e) presented for payment more than 30 days after the Relevant Date except to the extent that a holder would have been entitled to additional amounts on presenting the relevant Notes for payment on the last day of the period of 30 days assuming that day to have been an Interest Payment Date;

(f) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal or of interest on any Notes, if such payment can be made without withholding by any other paying agent;

(g) any tax, assessment or governmental charge that is imposed or withheld solely because the beneficial owner or any other person failed to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of our Notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(h) any tax, assessment or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later; or

(i) any combination of (a), (b), (c), (d), (e), (f), (g) or (h).

Interpretation

In this provision:

(a) “Relevant Date” means the date on which the payment first becomes due but, if the full amount of the money payable has not been received by the trustee on or before the due date, it means the date which is seven days after the date on which, the full amount of the money having been so received, notice to that effect shall have been duly given to the holders of Notes by AT&T; and

(b) “Relevant Jurisdiction” means the State of Delaware and the United States or any political subdivision or any authority thereof or therein having power to tax or any other jurisdiction or any political subdivision or any authority thereof or therein having power to tax to which AT&T becomes subject in respect of payments made by it of principal and interest on the Notes.

Additional Amounts

Any reference in the terms of the Notes to any amounts in respect of the Notes shall be deemed also to refer to any additional amounts which may be payable under this provision.